Exhibit 99.2

DUNDEE CORPORATION DECLARES
QUARTERLY FIRST PREFERENCE SHARES, SERIES 2 DIVIDEND

FOR IMMEDIATE RELEASE

Toronto, March 5, 2010 – Dundee Corporation (TSX: DC.A and DC.PR.B) announced today that its board of directors has approved the payment of a quarterly cash dividend of $0.42188 per cumulative 5-year rate reset first preference share, series 2 payable on March 31, 2010 to shareholders of record on March 17, 2010.

The dividend is designated as an eligible dividend for the purposes of section 89 of the Income Tax Act (Canada).

About Dundee Corporation

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $73 billion under management and administration. Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lucie Presot Vice President and Chief Financial Officer Dundee Corporation (416) 365-5157